UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,899,499 shares
	8	SHARED VOTING POWER 31,080,035 shares
	9	SOLE DISPOSITIVE POWER 42,899,499 shares
	10	SHARED DISPOSITIVE POWER 31,080,035 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,979,534 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,919,065 ordinary shares issued and outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer on October 30, 2020.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 73,979,534 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 73,979,534 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,979,534 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages are based on an aggregate of 333,919,065 ordinary shares issued and outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer on October 30, 2020.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 73,979,534 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 73,979,534 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,979,534 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,919,065 ordinary shares issued and outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer on October 30, 2020.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 73,979,534 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 73,979,534 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,979,534 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,919,065 ordinary shares issued and outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer on October 30, 2020.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 73,979,534 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 73,979,534 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,979,534 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,919,065 ordinary shares issued and outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer on October 30, 2020.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,799 shares
	8	SHARED VOTING POWER 73,215,735 shares
	9	SOLE DISPOSITIVE POWER 769,799 shares
	10	SHARED DISPOSITIVE POWER 73,215,735 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,979,534 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 333,919,065 ordinary shares issued and outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer on October 30, 2020.

Amendment No. 14 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals LLC (“AIIC”), Len Blavatnik, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and AI Investments Holdings LLC (“AIIH”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and relates to the ordinary shares of LyondellBasell Industries N.V. (the “Issuer”) held by the Reporting Persons and the change in ownership in such ordinary shares as a result of certain open market sales of ordinary shares of the Issuer.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed on February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013, Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015, Amendment No. 7, filed on March 17, 2016, Amendment No. 8, filed on February 6, 2017, Amendment No. 9, filed on February 14, 2017, Amendment No. 10, filed on January 8, 2018, Amendment No. 11, filed on November 14, 2018, Amendment No. 12, filed on July 15, 2019, and Amendment No. 13, filed on November 8, 2019, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 14. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The 73,979,534 ordinary shares reported in this Schedule 13D include (i) 42,899,499 ordinary shares owned directly by AIIC, (ii) 3,522,699 ordinary shares owned directly by AIPH Holdings LLC, (iii) 16,000,000 ordinary shares owned directly by AI European Holdings L.P. (“AIEH”), (iv) 15,600 ordinary shares owned directly by Altep 2010 L.P. (“Altep 2010”), (v) 72,526 ordinary shares owned directly by Altep 2011 L.P. (“Altep 2011”), (vi) 71,268 ordinary shares owned directly by Altep 2014 L.P. (“Altep 2014”), (vii) 10,456,829 ordinary shares owned directly by AI Chemical Holdings LLC, (viii) 763,799 ordinary shares owned directly by AIIH, and (ix) 177,314 ordinary shares owned directly by AI Altep Investments LLC.

Each of AIIH, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIC because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, which controls a majority of the outstanding voting interests in AIIC, and (iii) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held directly by AIIC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIPH Holdings LLC because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIPH Holdings LLC, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Because of its relationships with the other Reporting Persons, AIIC may be deemed to share investment and voting power over the ordinary shares held directly by AIPH Holdings LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIPH Holdings LLC, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIEH because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Investment Holdings LLC, (iii) Access Industries, LLC owns and controls AI SMS GP Limited, which owns and controls AI European GP Limited, which is the general partner of AIEH, and (iv) Access Industries Holdings LLC owns and controls a majority of the outstanding voting interests in Access Industries Investments Holdings LLC, which owns and controls a majority of the outstanding voting interests in AIEH. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the shares held by AIEH.

Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by Altep 2010, Altep 2011, Altep 2014 and AI Altep Investments LLC because (i) he controls AI Altep Holdings, Inc., and (ii) AI Altep Holdings, Inc. is the general partner of each of Altep 2010, Altep 2011 and Altep 2014 and owns all of the membership interests in AI Altep Investments LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than such direct shareholder, disclaims beneficial ownership of the ordinary shares held directly by each of Altep 2010, Altep 2011, Altep 2014 and AI Altep Investments LLC.

Each of Access Industries Management, LLC, Access Industries Holdings LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AI Chemical Holdings LLC because (i) Mr. Blavatnik controls Access Industries Management, LLC, (ii) Access Industries Holdings LLC owns a majority of the membership interests in RSB 2 Limited which is the sole member of AI Chemical Holdings LLC, and (iii) Access Industries Management, LLC controls AI Chemical Holdings LLC. Because of their relationships with the other Reporting Persons, each of AIIC and Access Industries, LLC may be deemed to share investment and voting power over the ordinary shares beneficially held directly by AI Chemical Holdings LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI Chemical Holdings LLC, disclaims beneficial ownership of the shares held by AI Chemical Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIH because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIH, disclaims beneficial ownership of the shares held directly by AIIH.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by the Reporting Persons within the 60 days prior to this filing:

On February 10, 2021, AIIH, AI Altep Investments, AIIC, Altep 2010 and Altep 2014 sold 60, 20,968, 285,629, 17,403 and 129 ordinary shares of the Issuer, respectively, at a weighted average price of $95.59 per share in open market transactions.1

On February 10, 2021, AIIH, AI Altep Investments, AIIC, Altep 2010 and Altep 2014 sold 73, 25,644, 349,334, 21,285 and 157 ordinary shares of the Issuer, respectively, at a weighted average price of $96.04 per share in open market transactions.2

On February 11, 2021, AIIH, AI Altep Investments, AIIC, Altep 2010 and Altep 2014 sold 10, 3,592, 48,933, 2,981 and 22 ordinary shares of the Issuer, respectively, at a weighted average price of $95.4085 per share in open market transactions.3

On February 12, 2021, AIIH, AI Altep Investments, AIIC, Altep 2010 and Altep 2014 sold 53, 12,312, 251,080, 10,223 and 113 ordinary shares of the Issuer, respectively, at a weighted average price of $95.3895 per share in open market transactions.4

On February 12, 2021, AIIH, AI Altep Investments, AIIC, Altep 2010 and Altep 2014 sold 23, 5,396, 110,050, 4,481 and 49 ordinary shares of the Issuer, respectively, at a weighted average price of $96.1148 per share in open market transactions.5

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit Number	Description

99.1.14	Joint Filing Agreement, dated as of February 18, 2021, by and among the Reporting Persons.

[1]

These shares were sold in multiple transactions at prices ranging from $94.85 to $95.84, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

These shares were sold in multiple transactions at prices ranging from $95.85 to $96.43, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

These shares were sold in multiple transactions at prices ranging from $95.00 to $95.76, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

These shares were sold in multiple transactions at prices ranging from $95.02 to $95.67, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

These shares were sold in multiple transactions at prices ranging from $96.00 to $96.27, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2021

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI INTERNATIONAL CHEMICALS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI INVESTMENT HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact